U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

GE Capital Equity Investments, Inc. (1)
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   (Last)                           (First)             (Middle)

120 Long Ridge Road
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                                    (Street)

Stamford                  Connecticut                  06927
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation) (PSHC). The Issuer's shares were de-listed from the American Stock Exchange in November 2000.
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

06-1268495 (2)
________________________________________________________________________________
4.   Statement for Month/Day/Year

11/15/2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

N/A
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).



                            (Print or Type Response)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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

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Series G   1 for 100 11/15/02 N/A      P        9,470        (3)      (4)   Common Stock 947,000  $32.00  115,530  (1) (5)  (1) (5)
Convertible
Redeemable
Preferred
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
Explanation of Responses:  See Attachment 1.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

                                  ATTACHMENT 1

     (1) This Form 4 is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS is a wholly-owned subsidiary of GE. GECEI, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons." The business address of each of the Reporting Persons is attached hereto as Attachment 2.

     (2) The taxpayer identification number of GECEI is 06-1268495. The taxpayer identification number of GE Capital is 13-1500700. The taxpayer identification number of GECS is 06-195035. The taxpayer identification number of GE is 14-0689340.

     (3) The Series G Convertible Redeemable Preferred Stock of the Issuer is convertible upon the earlier to occur of the increase of the number of authorized shares of Common Stock of the Issuer to at least 68,000,000 and December 31, 2002, subject to certain limitations, into shares of the Issuer's Common Stock on a one for one-hundred basis.

     (4) The Series G Convertible Redeemable Preferred Stock may be redeemed at any time after June 30, 2005 upon the election of the holders of not less than 60% of the then outstanding shares of Series G Convertible Redeemable Preferred Stock.

     (5)The above-referenced   securities  are  beneficially  owned  by  GECEI
directly, and indirectly by GE Capital. Each of GECS and GE disclaims beneficial ownership of all of the above-referenced securities.

                                  ATTACHMENT 2


     Name and Address of Reporting Person:

         GE Capital Equity Investments, Inc. (1)
         120 Long Ridge Road
         Stamford, CT  06927

     Issuer Name and Ticker or Trading Symbol:

         Prime Source Healthcare, Inc. (f/k/a Luxtec Corporation) (PSHC) *

         * The company's shares were de-listed from the American Stock Exchange in November 2000.

     Statement on Form 4 for 11/15/02

         GE Capital Equity Investments, Inc.
         120 Long Ridge Road
         Stamford, Connecticut  06927

         General Electric Capital Corporation
         260 Long Ridge Road
         Stamford, Connecticut  06927

         General Electric Capital Services, Inc.
         260 Long Ridge Road
         Stamford, Connecticut  06927

         General Electric Company
         3135 Easton Turnpike
         Fairfield, Connecticut  06431

                            SIGNATURE PAGE TO FORM 4


     Name and Address of Reporting Person:

         GE Capital Equity Investments, Inc. (1)
         120 Long Ridge Road
         Stamford, CT  06927

     Issuer Name and Ticker or Trading Symbol:

         Prime Source Healthcare, Inc. (f/k/a Luxtec Corporation) (PSHC) *

        * The company's shares were de-listed from the American Stock Exchange in November 2000.

     Statement on Form 4 for 11/15/02


                                GE CAPITAL EQUITY INVESTMENTS, INC.


                                By: /s/ Jonathan K. Sprole
                                    -------------------------------------------
                                    Name:    Jonathan K. Sprole
                                    Title:   Managing Director, General Counsel
                                             and Secretary


                                GENERAL ELECTRIC CAPITAL CORPORATION


                                By: /s/ Jonathan K. Sprole
                                    --------------------------------------------
                                    Name:    Jonathan K. Sprole
                                    Title:   Department Operations Manager


                                GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                By: /s/ Jonathan K. Sprole**
                                    --------------------------------------------
                                    Name:    Jonathan K. Sprole
                                    Title:   Attorney-in-fact


                                GENERAL ELECTRIC COMPANY


                                By: /s/ Jonathan K. Sprole**
                                    --------------------------------------------
                                    Name:    Jonathan K. Sprole
                                    Title:   Attorney-in-fact

Dated: November 18, 2002


     ** Powers of attorney, dated March 13, 2002 and March 12, 2002, by General Electric Capital Services, Inc. and General Electric Company, respectively, are hereby incorporated by reference to Schedule 13D for PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation) filed August 22, 2002 by GE Capital Equity Investments, Inc.



See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.